SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRGS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 1025, of 07.05.2024 DEL-124 of 07.05.2024

CERTIFICATE

MINUTES OF THE THOUSAND AND TWENTY-FIFTH MEETING OF THE

BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 33300346767/CNPJ n° 00001180/0001-26

It is hereby certified, for all due purposes, that the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) inaugurated, as per call made by the Chairman of the Board of Directors, pursuant to article 25, §4º , of the Company's Bylaws, its 1025th meeting on 07/03/2024, at 1:00 pm, closing on 07/05/2024 at 6:00 pm, in an electronic deliberation circuit. The Board Member participated: VICENTE FALCONI CAMPOS (VFC), as Chairman, ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There were no records of absences. The meeting was also attended by Governance Officer BRUNO KLAPPER LOPES (BKL) and Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), who served as secretary of the meeting. INSTALLATION AND DELIBERATION QUORUMS: The deliberations of this meeting must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present (art. 25, caput, Bylaws), except in cases qualified quorum (art. 26, Bylaws). The meeting was convened with the presence of nine members, in compliance with the minimum quorum for installation of five members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the occasion of the deliberation. The prior declaration of conflict of interests by the Board Member and/or his/her momentary absence from the conclave results in his/her being subtracted for the purposes of calculating the respective minimum deliberation quorum.

DEL 124, of 07.05.2024. Share Buyback Program. RES 363, of 07.04.2024.

The Board of Directors unanimously decided, without reservations and restrictions:

1. Approve the Eletrobras share buyback program of up to 197,717,216 common shares and up to 26,873,194 preferred shares B, which represent 10% of the total outstanding shares of each class and type.

Approval quorum: Unanimity, in accordance with the proposal presented by the Executive Board (RES 360, of 07.02.2024). The proposed Share Buyback Program, as presented by the Executive Board and approved on this date by the Board of Directors, provides for a period of 18 (eighteen) months for the settlement of operations, counting from the date of approval on today, 07.05.2024, until 01.04.2026.

Closing and recording: It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is archived at the Company's headquarters. As there was nothing further to discuss about DEL 124/2024, the Chairman VFC closed the related work and ordered the Secretary of Governance FKJ to draw up this Certificate which, after read and approved by the collegiate, is signed by him. The other matters of this meeting were omitted from this certificate, as they relate to purely internal interests of the Company, a legitimate precaution, supported by the Administration's duty of secrecy, in accordance with the “caput” of article 155 of the Corporations Law, standing, therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. The Board Members present were: VICENTE FALCONI CAMPOS (VFC), ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD ), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, July 08, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

2 GRGS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 1025, of 07.05.2024 DEL-124 of 07.05.2024

ANNEX

Share buyback program 2024

Rio de Janeiro, July 5, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs that its Board of Directors approved, on this date, a new buyback program for common and preferred shares.

The new buyback program provides for the acquisition of up to 197,717,216 common shares and up to 26,873,194 preferred shares B, which represent 10% of the total outstanding shares of each class and type. The term of the new program is 18 months.

The information required under Annex G of CVM Resolution No. 80/22 is described in the annex to this relevant fact.

Eduardo Haiama

Vice President of Finance and Investor Relations

3 GRGS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 1025, of 07.05.2024 DEL-124 of 07.05.2024

Annex G to CVM Resolution No. 80, of March 29, 2022

Trading of Own Issued Shares

1.	Justify in detail the purpose and expected economic effects of the operation:

The purpose of the Share Buyback Program is to acquire common and preferred shares issued by the Company for subsequent cancellation, disposal or maintenance in treasury, without reducing the capital stock, to increase the Company's value to shareholders through the efficient use of funds available in cash, optimizing the allocation of its capital. The Company may use the treasury shares to meet the Compensation Plans Based on Stock Options and Compensation Based on Restricted Shares, approved at the 184th Extraordinary General Meeting of Shareholders of Eletrobras of December 22, 2022. Additionally, the Company may, subject to the limits referred to in art. 4, items I and II of CVM Resolution 77, use treasury shares to settle obligations arising from its liabilities related to lawsuits that discuss the difference in monetary restatement of compulsory energy loan credits or the constitutionality of the tax.

2.	Inform the number of shares (i) outstanding and (ii) already held in treasury:

According to the definition given by article 1, sole paragraph, item I, of CVM Resolution 77/2022, the Company currently has 1,977,172,161 common shares and 268,731,936 preferred shares B outstanding and 49,669,926 common shares, 4,361 preferred shares A and 6,837,800 preferred shares B held in treasury.

3.	Inform the number of shares that may be acquired or sold:

The Company may acquire up to 197,717,216 common shares and up to 26,873,194 preferred shares B, representing 10% of the total outstanding shares of each class and type.

4.	Describe the main characteristics of the derivative instruments that the company comes to use, if applicable:

Derivative instruments will not be used.

5.	Describe, if applicable, any agreements or voting guidelines existing between the company and the counterparty of the operations;

There are no agreements or voting guidelines between the company and counterparties. The Company will carry out share purchase operations on B3.

6.	In the event of transactions carried out outside organized securities markets, inform:

a.	the maximum (minimum) price of which the shares will be acquired (disposed of); and

b.	if applicable, the reasons that justify carrying out the operation at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average quotation, weighted by volume, in the 10 (ten) previous trading sessions;

4 GRGS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 1025, of 07.05.2024 DEL-124 of 07.05.2024

Not applicable. The operation will be carried out on B3, at market price.

7.	Inform, if applicable, the impacts that the negotiation will have on the composition of the shareholding control or the administrative structure of the company;

There will be no acquisition of share control or the purpose of altering or preserving the administrative structure of the company.

8.	Identify the counterparties, if known, and, in the case of a party related to the company, as defined by the accounting rules that deal with this matter, also provide the information required by art. 9 of CVM Resolution No. 81, of March 29, 2022;

The Company will carry out share purchase operations on B3, at market price, and, therefore, is not aware of the counterparties.

9.	Indicate the allocation of funds earned, if applicable:

The acquired shares will be held in treasury for sale or cancellation. The funds eventually earned will be allocated to the Company's social activities. In addition, treasury shares may be used to meet the Compensation Plans Based on Stock Options and Compensation Based on Restricted Shares, approved at the 184th AGE of December 22, 2022. The Company may also observe the limits referred to in art. 4, items I and II of CVM Resolution 77, use treasury shares to settle obligations arising from its liabilities related to lawsuits that discuss the difference in monetary restatement of compulsory energy loan credits or the constitutionality of the tax.

10.	Indicate the maximum period for the settlement of authorized operations:

The maximum term for settlement of operations with shares issued by the Company within the scope of this Buyback Plan is up to 18 months, counted from the decision of the Board of Directors.

11.	Identify institutions that will act as intermediaries, if applicable.

- Bradesco S.A. Corretora de Títulos e Valores Mobiliários

- BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.

- Genial Institucional Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

- Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A.

- Itaú Corretora de Valores S.A.

- JP Morgan CCVM S/A

- Merrill Lynch S.A. CTVM

- Morgan Stanley CTVM S.A.

- Santander Corretora de Câmbio e Valores mobiliários S.A.

- UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

- XP Investimentos CCTVM S.A

5 GRGS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 1025, of 07.05.2024 DEL-124 of 07.05.2024

12.	Specify the resources available to be used, pursuant to art. 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022.

Operations carried out under the Buyback Plan will be supported by the global amount of the Company's Profit Reserves (Profit Retention and Statutory Reserve), with the exception of the reserves specified in art. 8, § 1, item I, of CVM Resolution No. 77/2022. The balance of the Profit Retention Reserve and Statutory Reserve accounts, according to the Company's Financial Statements as of March 31, 2024, is BRL 35,158,825 (in thousands).

13.	Specify the reasons why members of the board of directors feel comfortable that the share buyback will not affect the fulfillment of obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

The members of the Board of Directors understand that the current financial situation of the Company is compatible with the execution of the Buyback Program, under the conditions approved, and consider that the buyback of shares will not affect the fulfillment of the obligations assumed with creditors or shareholders in the short term deadline. This conclusion results from the evaluation of the potential financial amount to be used in the Buyback Program when compared to (i) the level of obligations assumed with creditors, with the Company having the capacity to pay the financial commitments assumed; (ii) the amount available in cash, cash equivalents and financial investments of the Company; and (iii) the Company's expected cash generation over the fiscal years 2024 and 2025. Monitoring the compatibility of repurchases with the Company's financial situation will be carried out by the Executive Board throughout the Plan's term.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.